Mail Stop 3561

September 16, 2008

Mr. Johnny R. Thomas
Chief Executive Officer
Consolidation Services, Inc.
2756 N. Green Valley Parkway, Suite 225
Henderson, NV 89014

> **Re: Consolidation Services, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 20, 2008**
> **File No. 333-150175**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed June 6, 2008**
> **File No. 333-142105**
> **Form 10-Q for Period Ended June 30, 2008**
> **Filed August 1, 2008**
> **File No. 333-142105**

Dear Mr. Thomas:

　　We have limited our review of your filing to those issues we have addressed in the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1. We note your response to comment two of our letter dated July 31, 2008 and we re-issue the comment in part. Please revise the reference to Vector Energy Services, Inc. on page 26.

2. Please clarify throughout your disclosure which, if any, of your properties will be used immediately and exclusively for organic farming. Please provide the size of your properties that may be used for each of organic farming, timber production, or energy extraction as a percentage of all the land you own or lease.

Our Company, page 2

3. We note your response to comment three of our letter dated July 31, 2008 and we re-issue the comment in part. Please add a reference to the going concern opinion in the "Business – General" section.

4. We note your response to comment four of our letter dated July 31, 2008 and we re-issue the comment in part. Unless you can provide support, please remove the inference that oil, gas or coal is actually present on the property. With regard to the Vector Energy transaction, please disclose the "nominal consideration" and include a description of the transaction in the "Certain Relationships and Related Transactions" section.

Business, page 32

General, page 32

5. Please further explain how you plan to hold the company's assets in separate legal entities if, for example, an asset such as land is used by both entities.

Overview of the Organic/Natural Food Sector, page 33

6. We note your response to comment nine of our letter dated July 31, 2008. The
    $56.8 billion you cite appears to include all natural products, such as vitamins and
    health care products. We do not see the reference to the 9.2% growth rate in the
    supporting materials you provided. Please advise. In addition, we do not see the
    reference that supports the statement that "organic food sales at $16.7 billion in
    2006 represented about 29% of natural food sales." Please revise and provide
    support appropriately marked to the relevant pages.

7. We note your response to comment 10 of our letter dated July 31, 2008. We do
    not see the relevance to you of the nationally known companies. Please delete the
    first three paragraphs on page 34.

Brand/Trademark Ownership, page 36

8. We note your response to comment 12 of our letter dated July 31, 2008. Under
    "Scientific Advisory Board" on page 50, please delete the reference to "highly
    regarded." We note your references to Mr. Sartorio's employment history.
    Please also include dates of his employment.

Marketing and Business Strategy, page 36

9. We note your response to comment 11 of our letter dated July 31, 2008. Please
    prominently disclose that there are currently no products available under your
    "Choice Organic Family" trademark.

10. We note your response to comment 11 of our letter dated July 31, 2008. On page
    37, you state that "Contacts are either obtained directly through the efforts of
    Messrs. Thomas or Francis, or through business brokers representing certain
    companies that contact Thomas or Francis." Please disclose the number of
    candidates the company has approached and the nature of the contacts.

Land for Production Purposes, page 37

Jett Transaction, page 38

11. We note your response to comment 17 of our letter dated July 31, 2008. You state that "Anna Jett also conveyed to the Company her undivided coal, oil, gas and mineral rights to certain tracts of land, including with respect to the property conveyed under the Land Deed, for nominal consideration." Please disclose the "nominal consideration."

Owsley Transaction, page 38

12. We note your response to comment 18 of our letter dated July 31, 2008. Please update your disclosure as it currently addresses a date that has passed, August 15, 2008. We also note that you do not reference Billy David Altizer, AMS Development, LLC or A&L Surveying and Engineering LLC in the "Certain Relationships and Related Transactions" section. Please advise or revise.

Competitive Business Conditions, page 41

13. We note your response to comment 19 of our letter dated July 31, 2008. Please disclose the number of the coal mining operators or lessees that the company has approached and the nature of the contacts.

Employees, page 49

14. We note your response to comment 22 of our letter dated July 31, 2008. Please revise or advise us concerning the other employment of Messrs Thomas and Francis. In their biographical descriptions, each have substantial other employment, Dr.Thomas as a managing member of a financial consulting group and Mr. Francis as the president of a television network.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2007

Exhibits 31.1-2

15. The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. In paragraph 2 and below, you should refer to the "report," not "annual report." In paragraph 4, you should refer to "officer(s)" not "officer." Also in paragraph 4 you have omitted the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))." You also have omitted paragraph 4b. In paragraph 5, you omitted the parenthetical phrase "(or persons performing the equivalent functions)." Please

amend your filing to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for Period Ended June 30, 2008

Exhibits 31.1-2

16. The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K. The identification of the certifying individual at the beginning of the certification should be omitted. Please confirm that Messrs. Thomas and Francis signed in their individual capacities. In paragraph 2 and below, you should refer to the "report," not "quarterly report." In paragraph 3 and below, you should refer to "the registrant," not the company. In paragraph 4 you omitted the phrase "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and." You also omitted paragraph 4b. Please amend your filing to include revised certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Elliot H. Lutzker, Esq.
    Fax: (212) 262-5152